Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-looking Statements and Factors that May Affect Future Results of Operations”, below, as well “Risk Factors” in the prospectus supplement filed with our Form F-3 on September 13, 2013 and “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2012.

Overview of Business and Trend Information

     We are a leading global provider of additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions are sold under eight brands, with products ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM, and related service offerings. We also develop, manufacture and sell materials for use with our systems. We believe that the range of more than 130 3D printing consumable materials that we offer is the widest in the industry. Our service offerings include professional services as well as paid parts. We conduct our business globally and our main operational facilities are located in Brazil, Germany, Hong Kong, Israel, Japan and the United States. We have more than 1,600 employees and hold more than 500 granted or pending additive manufacturing patents globally.

     We are the product of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd., which we refer to as the Objet merger. Pursuant to this merger, which closed on December 1, 2012, Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet Ltd., and Objet Ltd. changed its name to Stratasys Ltd. Stratasys, Inc. was treated as the acquiring company in the Objet merger for accounting purposes, and the Objet merger was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the consolidated financial statements of Stratasys, Inc. became our consolidated financial statements. The consolidated financial statements included in this report on Form 6-K include the operations of Stratasys Ltd. (formerly Objet Ltd.) for the three and nine months ended September 30, 2013, but not for the three and nine months ended September 30, 2012 because the Objet merger was consummated on December 1, 2012. Therefore, unless otherwise indicated or as the context otherwise requires, the historical financial information included in this quarterly report on Form 6-K for periods preceding the Objet merger is that of Stratasys, Inc. For information regarding the historical results of the operations and financial condition of Objet Ltd., please refer to the separate Registration Statement on Form F-4 (Commission File No. 333-182025) that we filed with the Securities and Exchange Commission, which includes historical financial information for Objet Ltd., including information for 2011, the last full fiscal year of Objet Ltd. as a stand-alone company, and to the Form 6-K filed on September 3, 2013, which includes unaudited financial statements for Objet Ltd. for the three and nine months ended September 30, 2012.

     On August 15, 2013, we completed the acquisition of privately-held Cooperation Technology Corporation, which was the direct parent company of MakerBot Industries, LLC, or MakerBot, a leader in desktop 3D printing, and which owned and operated Thingiverse.com, a website dedicated to the sharing of user-created digital files. MakerBot, founded in 2009, helped to, and continues to help develop the demand for entry-level desktop 3D printing and has built the largest installed base of 3D printers in the category by making 3D printers accessible to a broad set of customers. The aggregate purchase price was $493.7 million and the consideration was primarily through the issuance of our ordinary shares. For additional details regarding the financial terms of this transaction, including potential earn-out payments to former MakerBot stockholders and a performance bonus plan for certain MakerBot employees, see note 2 to our unaudited consolidated financial statements included elsewhere in this Report on Form 6-K.

     We believe that our acquisition of MakerBot will drive faster adoption of 3D printing for multiple applications, as desktop 3D printers are becoming a mainstream tool across many market segments. Desktop 3D printer usage has shown rapid growth, with the introduction and adoption of affordable entry-level 3D printers and increased availability of content. These entry-level desktop printers are driving substantially increased market adoption. We expect that the adoption of 3D printing will continue to increase over the next several years, both in terms of RP applications, on the one hand, and DDM applications, on the other hand. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D CAD and other simplified 3D authoring tools). We also believe that increased market adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability of entry-level systems.

     We believe that the proliferation of 3D content, advancements in additive manufacturing technology platforms and the introduction of improved materials will continue to drive market growth. Accordingly, we will continue to invest in our R&D efforts, which focus on enhancing our 3D printing technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, thereby broadening user applications. We also intend to invest in the identification of new DDM applications for which our proprietary printing technologies and materials are appropriate. We also intend to encourage existing and potential customers to identify new applications in part by increasing awareness of the features of our technology and product offerings.

     With the introduction of entry-level systems, we have seen unit volume increase faster than revenue growth, and we expect that trend to continue in the near future. As we have developed appropriate sales channels, unit sales of our more affordable systems have accelerated, resulting in lower overall margins on the sale of our systems. We will also address the continuing increased demand in the market for higher-end systems, through which we believe we will increase our installed base and sales of related consumables, and consequently our overall revenues and profits. However, there can be no assurance that we will be able to increase our revenue sufficiently to maintain or increase our current profitability.

     We may make other investments in strategic acquisitions, fixed assets, process improvements, information technology, or IT, and human resource activities that will be required for future growth. Our expense levels are based in part on our expectations of future sales and we will make adjustments that we consider appropriate. While we have adjusted, and will continue to adjust, our expense levels based on both actual and anticipated sales, fluctuations in sales in a particular period could adversely impact our operating results.

     On September 18, 2013, we completed the offering of 5,175,000 of our ordinary shares and received net proceeds of $462.9 million. We will use the proceeds for general corporate purposes, which may include financing possible acquisitions, working capital and capital expenditures. We may also use a portion of the proceeds to pay any earn-out and performance payments that may become due under the MakerBot merger agreement, if we elect to pay any such earn-out or performance payments in cash.

Summary of Financial Results

     Our unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United State of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results (on a GAAP basis) for the three and nine months ended September 30, 2013 with the corresponding periods in 2012. We are also providing within this section a supplemental discussion that compares actual results (on a GAAP basis) for the three and nine months ended September 30, 2013, to the results for the three and nine months ended September 30, 2012 on a pro forma combined basis as if the Objet merger had closed on January 1, 2012. Since the Objet merger closed on December 1, 2012, the GAAP results for the three and nine months ended September 30, 2013 include the combined operations of Stratasys, Inc. and Objet Ltd., but the GAAP results for the three and nine months ended September 30, 2012 reflect only the operations of Stratasys, Inc. Objet’s sales were similar in amount to Stratasys, and therefore we believe the 2012 pro forma information combined including Objet provides useful supplemental information. The MakerBot merger closed on August 15, 2013, and its results are included only since that date. Due to MakerBot’s historical results being much less significant as compared to the combined Stratasys Inc. and Objet results, the results of MakerBot prior to the August 15, 2013 acquisition are not included in the pro formas. Refer to note 2 to our unaudited consolidated financial statements included elsewhere in this Report on Form 6-K for certain pro forma information for the MakerBot acquisition.

     For the three months ended September 30, 2013, we recorded a net loss attributable to Stratasys Ltd. of $6.6 million, or $0.16 per diluted share, as compared to net income of $5.2 million, or $0.24 per diluted share, for the three months ended September 30, 2012. The net loss during the three months ended September 30, 2013 was caused primarily by amortization of intangible assets that resulted from the Objet and MakerBot mergers (“the mergers”). On a pro forma combined (as if the Objet merger occurred on January 1, 2012) non-GAAP basis (as defined below in “Supplemental Operating Results on a Non-GAAP Basis”) for the three months ended September 30, 2013 and 2012, net income attributable to Stratasys Ltd. was $20.0 million and $16.6 million, respectively, representing an increase of 20.5% in 2013 over the corresponding period in 2012.

     Our revenues in the three months ended September 30, 2013 were $125.6 million as compared to reported revenues of $49.7 million in the three months ended September 30, 2012, representing an increase of 152.6%. Revenues of $125.6 million for the three months ended September 30, 2013 represent increases of 38.2% as compared to revenues of $90.9 million for the three months ended September 30, 2012 on a pro forma combined basis.

     For the nine months ended September 30, 2013, we recorded a net loss attributable to Stratasys Ltd. of $25.0 million, or $0.63 per diluted share, as compared to net income of $12.7 million, or $0.58 per diluted share, for the nine months ended September 30, 2012. Net loss during the nine months ended September 30, 2013 was caused primarily from amortization of intangible assets that resulted from the mergers. On a pro forma combined (as if the Objet merger occurred on January 1, 2012) non-GAAP basis for the nine months ended September 30, 2013 and 2012, net income attributable to Stratasys Ltd. was $56.2 million and $43.3 million, respectively, representing an increase of 29.6% in 2013 over the corresponding period in 2012.

     Our revenues in the nine months ended September 30, 2013 were $329.3 million as compared to reported revenues of $144.1 million in the nine months ended September 30, 2012, representing an increase of 128.5%. Revenues of $329.3 million and $317.9 million (which exclude MakerBot revenues of $11.4 million) for the nine months ended September 30, 2013 represent increases of 25.4% and 21.0%, respectively, as compared to revenues of $262.7 million for the nine months ended September 30, 2012 on a pro forma combined basis.

     As of September 30, 2013, our cash, cash equivalents and short-term bank deposits were approximately $614.9 million, up from $153.9 million at December 31, 2012. We received net proceeds of $462.9 million from our secondary offering. We generated cash from operations of approximately $16.4 million during the nine months ended September 30, 2013 and we used cash of $20.6 million for the acquisition of property and equipment. In addition, we received cash proceeds of $12.0 million from the exercise of stock options and related excess tax benefit.

Results of Operations

     The pro forma combined financial information has been prepared in a manner consistent with SEC Regulation S-X, Article 11, other than the MakerBot results and related purchase price adjustments for the periods prior to the MakerBot merger. The pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if the Objet merger had been consummated on the date and in accordance with the assumptions described herein, nor is it necessarily indicative of future results of operations or financial position of the combined company.

     The following table sets forth for the three and nine months ended September 30, 2012, (a) unaudited historical GAAP combined condensed statement of operations information, which combine the historical GAAP consolidated statements of operations of Stratasys Ltd. and Objet Ltd., and (b) unaudited pro forma combined condensed statements of operations information, which adjust the combined historical GAAP consolidated statements of operations of Stratasys Ltd. and Objet Ltd., giving effect to the merger as if it had been consummated on January 1, 2012. This information has been derived from and should be read in conjunction with the audited consolidated financial statements of Stratasys Ltd. included in the Annual Report on Form 20-F for the year ended December 31, 2012.

(in thousands)

	Three months ended September 30, 2012			Nine months ended September 30, 2012
	GAAP		Pro Forma	GAAP		Pro Forma
	Combined	Adjustments	Combined	Combined	Adjustments	Combined
Net sales	$90,921	$-	$90,921	$262,693	$-	$262,693
Cost of sales (a)(b)	37,385	10,451	47,836	111,874	31,289	143,163
Gross profit (loss)	53,536	(10,451)	43,085	150,819	(31,289)	119,530
Research and development (b)	7,920	889	8,809	24,104	2,610	26,714
Selling, general and administrative (a)(b)(c)	30,437	2,854	33,291	90,235	12,804	103,039
Operating income (loss)	15,179	(14,194)	985	36,480	(46,703)	(10,223)
Other income (expense)	(192)	-	(192)	715	-	715
Income (loss) before taxes	14,987	(14,194)	793	37,195	(46,703)	(9,508)
Income taxes (d)	4,689	(1,042)	3,647	11,764	(3,120)	8,644
Net income (loss) attributable to Stratasys Ltd.	10,393	(13,152)	(2,759)	25,526	(43,583)	(18,057)

     The specific pro forma adjustments for the three and nine months ended September 30, 2012 have been made for the following purposes:

a)	To reflect the amortization of intangible assets arising from the merger. Accordingly, pro forma adjustments for amortization expense have been included as follows (in thousands):

	Three months ended	Nine months ended
	September 30, 2012	September 30, 2012
Cost of sales—products	$9,824	$29,472
Selling, general and administrative	2,242	6,726

b)	To reflect stock-based compensation expense. Objet stock options were only exercisable upon the consummation of a liquidity event, and accordingly, no stock-based compensation expense had been recognized on outstanding Objet stock options. The Objet merger was a liquidity event and vested options became exercisable at the date of the Objet merger. Under reverse acquisition accounting, Objet stock options were deemed (for accounting purposes only) to be replaced by Stratasys options. The fair value of these replacement options attributed to services to be rendered after the Objet merger date, $44.7 million, is included in post-Objet merger stock-based compensation expense. Accordingly, pro forma adjustments to increase stock-based compensation expense have been included as follows (in thousands):

	Three months ended	Nine months ended
	September 30, 2012	September 30, 2012
Cost of sales—Products	$297	$830
Cost of sales—Services	330	988
Research and development	889	2,610
Selling, general and administrative	5,017	14,507

c)	To eliminate transaction costs. Transaction costs related to the merger were recorded as an expense in combined selling, general and administrative expenses. The transactions costs that were expensed have been removed from selling, general and administrative expenses as these costs relate directly to the transaction and do not have an ongoing impact.

d)	To reflect income tax expense. To reflect the effect of the Objet merger on the (provision) benefit for income taxes (with the exception of non-tax deductible stock-based compensation expense and transaction costs) for the three and nine months ended September 30, 2012.

     The following table sets forth certain statement of operations data on a dollar basis (in thousands) and as a percentage of net sales basis for the periods indicated.

	GAAP		GAAP		Pro Forma including
Three Month Periods Ended September 30,	2013		2012		Objet 2012
Net sales	$125,626	100.0%	$49,724	100.0%	$90,921	100.0%
Cost of sales	65,034	51.8%	21,767	43.8%	47,836	52.6%
Gross profit	60,592	48.2%	27,957	56.2%	43,085	47.4%
Research and development	13,514	10.8%	4,067	8.2%	8,809	9.7%
Selling, general and administrative	53,194	42.3%	14,781	29.7%	33,291	36.6%
Operating income (loss)	(6,116)	-4.9%	9,109	18.3%	985	1.1%
Other income	(452)	-0.4%	163	0.3%	(192)	-0.2%
Income (loss) before income taxes	(6,568)	-5.2%	9,272	18.6%	793	0.9%
Income taxes	80	0.1%	4,089	8.2%	3,647	4.0%
Net income (loss) attributable to Stratasys Ltd.	(6,626)	-5.3%	5,183	10.4%	(2,759)	-3.0%

	GAAP		GAAP		Pro Forma including
Nine Month Periods Ended September 30,	2013		2012		Objet 2012
Net sales	$329,318	100.0%	$144,094	100.0%	$262,693	100.0%
Cost of sales	180,947	54.9%	67,023	46.5%	143,163	54.5%
Gross profit	148,371	45.1%	77,071	53.5%	119,530	45.5%
Research and development	34,640	10.5%	12,576	8.7%	26,714	10.2%
Selling, general and administrative	139,184	42.3%	42,366	29.4%	103,039	39.2%
Operating income (loss)	(25,453)	-7.7%	22,129	15.4%	(10,223)	-3.9%
Other income	200	0.1%	518	0.4%	715	0.3%
Income (loss) before income taxes	(25,253)	-7.7%	22,647	15.7%	(9,508)	-3.6%
Income taxes (benefit)	(337)	-0.1%	9,924	6.9%	8,644	3.3%
Net income (loss) attributable to Stratasys Ltd.	(24,962)	-7.6%	12,723	8.8%	(18,057)	-6.9%

Discussion of Results of Operations (note: the pro forma combined columns include Objet as if the December 1, 2012 merger had occurred on January 1, 2012)

Net Sales

     Net sales of our products and services for the three months ended September 30, 2013 and 2012, as well as the percentage change from 2012 to 2013, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined
	2013	2012	Objet 2012	Change	Change
Products	$107,887	$41,318	$77,074	161.1%	40.0%
Services	17,739	8,406	13,847	111.0%	28.1%
	$125,626	$49,724	$90,921	152.6%	38.2%

     Net sales of our products and services for the nine months ended September 30, 2013 and 2012, as well as the percentage change from 2012 to 2013, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined
	2013	2012	Objet 2012	Change	Change
Products	$279,910	$120,308	$224,392	132.7%	24.7%
Services	49,408	23,786	38,301	107.7%	29.0%
	$329,318	$144,094	$262,693	128.5%	25.4%

Product Revenues

     Systems and other products revenue in the three and nine months ended September 30, 2013 increased as compared to GAAP systems and other products revenue in the three and nine months ended September 30, 2012. The number of systems shipped in the three months ended September 30, 2013 increased to 5,925 units as compared to 911 units shipped in the three months ended September 30, 2012. The number of systems shipped in the nine months ended September 30, 2013 increased to 8, 354 units as compared to 2,509 units shipped in the nine months ended September 30, 2012. The increase in both revenue and number of units shipped primarily reflects the results of the third full quarter of combined operations of Stratasys, Inc. and Objet after the merger and the inclusion of MakerBot units shipped after the August 15, 2013 MakerBot merger date.

     Systems and other products revenue in the three and nine months ended September 30, 2013 increased as compared to pro forma combined including Objet revenue in the three and nine months ended September 30, 2012. The number of systems shipped in the three months ended September 30, 2013 increased to 5,925 units as compared to pro forma combined 1,214 units shipped in the three months ended September 30, 2012. The number of systems shipped in the nine months ended September 30, 2013 increased to 8,354 units as compared to pro forma combined 3,414 units shipped in the nine months ended September 30, 2012. The shipment of MakerBot units after the August 15, 2013 merger date contributed to the significant increase in unit sales as compared to pro forma combined prior periods, which only include the combined operations of Stratasys, Inc. and Objet Ltd.

     The increase in systems and other products revenue in the three and nine months ended September 30, 2013 as compared to pro forma combined revenue in the three and nine months ended September 30, 2012, reflects strong sales growth across all product lines as well as the merger with MakerBot. This growth has been driven by the development of new DDM applications for our Fortus systems and the continued adoption of our Connex systems for complex prototyping using a wide range of materials with diverse mechanical and physical properties. In addition, systems sales increased due to the increased market penetration of our entry-level Design and Idea series systems. The addition of MakerBot systems and other products revenue after the August 15, 2013 merger contributed to overall systems and other products revenue growth as compared to pro forma combined prior periods. MakerBot has continued to experience strong sales of its desktop 3D printers and added sales with the introduction of the Digitizer Desktop 3D Scanner in September 2013.

     Systems sales in three months ended March 31, 2013 included approximately $6.0 million in revenue related to the sale of demo units to our channel partners. These demo system sales were an important part of our reseller cross-training program that is aimed at combining the sales channel and promoting the complementary product lines of our constituent companies. We did not have significant demo system sales in the three months ended June 30, 2013 or September 30, 2013. Growth in systems and other product sales were offset by $0.4 million and $1.6 million non-cash reductions in revenue in the three and nine months ended September 30, 2013, respectively, due to amortization of purchase accounting adjustments related to the mergers.

     Consumables revenue in the three months ended September 30, 2013 increased by 193.7% as compared to GAAP consumables revenues in the three months ended September 30, 2012. Consumables revenue in the nine months ended September 30, 2013 increased by 171.0% as compared to GAAP consumables revenues in the nine months ended September 30, 2012. This increase primarily reflects the results of the third full quarter of combined operations of Stratasys, Inc. and Objet after the Objet merger.

     Consumables revenue in the three months and nine months ended September 30, 2013 increased by 29.6% and 23.6%, respectively, as compared to consumables revenues, on a pro forma combined basis for Objet, in the three months and nine months ended September 30, 2012. The increases were driven by an acceleration in customer usage and our growing installed base of systems. The strong Production series and high-end Design series system sales in prior periods contributed to strong consumables sales growth given their relatively higher consumable utilization rates. We believe that our growing installed base, and specifically the Production series and high-end Design series systems installed base, are positive indicators of consumables revenue growth in future periods.

Service Revenue

     The increase in service revenue for the three and nine months ended September 30, 2013, as compared to the GAAP service revenue for the three and nine months ended September 30, 2012, primarily reflects the results of the third full quarter of combined operations of Stratasys, Inc. and Objet after the Objet merger.

     Revenues from our service offerings in the three and nine months ended September 30, 2013 increased, as compared to service revenues, on a pro forma combined basis for Objet, in the three and nine months ended September 30, 2012. The increase in service revenues is attributable to increased revenue from maintenance contracts and service parts, reflecting our growing base of installed systems. Revenue from our RedEye paid parts service in the three and nine months ended September 30, 2013 increased by 36.9% and 37.5%, respectively, as compared to the three and nine months ended September 30, 2012 primarily due to an increased demand for large and complex production parts and the continued development of our sales channels.

Revenue by Region

     Net sales and the percentage of net sales by region for the three months ended September 30, 2013 and 2012, as well as the percentage change from 2012 to 2013 were as follows (in thousands):

					Pro Forma			Pro Forma
	GAAP		GAAP		Combined including		GAAP	Combined
	2013		2012		Objet 2012		Change	Change
North America	$67,449	53.7%	$28,888	58.2%	$48,783	53.6%	133.5%	38.3%
Europe	33,294	26.5%	13,134	26.4%	23,779	26.2%	153.5%	40.0%
Asia Pacific	23,403	18.6%	7,183	14.4%	16,445	18.1%	225.8%	42.3%
Other	1,480	1.2%	519	1.0%	1,914	2.1%	185.2%	-22.7%
	$125,626	100.0%	$49,724	100.0%	$90,921	100.0%	152.6%	38.2%

     Net sales and the percentage of net sales by region for the nine months ended September 30, 2013 and 2012, as well as the percentage change from 2012 to 2013 were as follows (in thousands):

					Pro Forma			Pro Forma
	GAAP		GAAP		Combined including		GAAP	Combined
	2013		2012		Objet 2012		Change	Change
North America	$177,815	54.0%	$77,216	53.6%	$134,931	51.4%	130.3%	31.8%
Europe	84,869	25.8%	42,119	29.2%	75,867	28.9%	101.5%	11.9%
Asia Pacific	62,723	19.0%	23,000	16.0%	46,326	17.6%	172.7%	35.4%
Other	3,911	1.2%	1,759	1.2%	5,569	2.1%	122.3%	-29.8%
	$329,318	100.0%	$144,094	100.0%	$262,693	100.0%	128.5%	25.4%

Gross Profit

     Gross profit for our products and services for the three months ended September 30, 2013 and 2012, as well as the percentage change from 2012 to 2013, was as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined
Gross profit attributable to:	2013	2012	Objet 2012	Change	Change
Products	$54,322	$23,754	$38,293	128.7%	41.9%
Services	6,270	4,203	4,792	49.2%	30.8%
	$60,592	$27,957	$43,085	116.7%	40.6%

     Gross profit for our products and services for the nine months ended September 30, 2013 and 2012, as well as the percentage change from 2012 to 2013, was as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined
Gross profit attributable to:	2013	2012	Objet 2012	Change	Change
Products	$131,571	$66,282	$107,204	98.5%	22.7%
Services	16,800	10,789	12,326	55.7%	36.3%
	$148,371	$77,071	$119,530	92.5%	24.1%

     Gross profit as a percentage of sales for our products and services for the three months ended September 30, 2013 and 2012, as well as the percentage change from year to year, was as follows:

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined
Gross profit as a percentage of revenues from:	2013	2012	Objet 2012	Change	Change
Products	50.4%	57.5%	49.7%	-12.4%	1.3%
Services	35.3%	50.0%	34.6%	-29.3%	2.1%
Total gross profit	48.2%	56.2%	47.4%	-14.2%	1.8%

     Gross profit as a percentage of sales for our products and services for the nine months ended September 30, 2013 and 2012, as well as the percentage change from year to year, was as follows:

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined
Gross profit as a percentage of revenues from:	2013	2012	Objet 2012	Change	Change
Products	47.0%	55.1%	47.8%	-14.7%	-1.6%
Services	34.0%	45.4%	32.2%	-25.0%	5.7%
Total gross profit	45.1%	53.5%	45.5%	-15.8%	-1.0%

     Gross profit from product sales in the three and nine months ended September 30, 2013 increased, as compared to the GAAP results for the three and nine months ended September 30, 2012, due to the increase in sales discussed above. Gross profit as a percentage of related product sales in the three and nine months ended September 30, 2013 decreased as compared to the GAAP results for the three and nine months ended September 30, 2012. The changes in gross profit from products and gross profit as a percentage of related sales primarily reflects the results of the Objet and MakerBot mergers, which resulted in expenses of $12.1 million and $43.0 million in amortization of intangible assets and acquired deferred revenues adjustments for the three and nine months ended September 30, 2013, respectively.

     Gross profit from product sales in the three and nine months ended September 30, 2013 increased as compared to gross profit from product sales, on a pro forma combined basis for Objet, in the three and nine months ended September 30, 2012, due to the increase in sales discussed above. The changes in gross profit from products and gross profit as a percentage of related product sales primarily reflects the results of the Objet and MakerBot mergers, which resulted in expenses of $12.1 million and $43.0 million in amortization of intangible assets and acquired deferred revenues adjustments for the three and nine months ended September 30, 2013, respectively, and expenses of $9.8 million and $29.5 million in amortization of intangible assets and acquired deferred revenues adjustments for the pro forma results of operations combined including Objet the three and nine months ended September 30, 2012. The effect of amortization expense on gross profit from products and gross profit as a percentage of related product sales was partially offset by increased systems and consumables sales volume to cover fixed overhead, a product mix that favored our higher-margin Production series and high-end Design series systems and strong growth in our high-margin consumables sales.

     Gross profit from services in the three and nine months ended September 30, 2013 increased as compared to the GAAP results for the three and nine months ended September 30, 2012. Gross profit as a percentage of related service sales in the three and nine months ended September 30, 2013 decreased as compared to the GAAP results for the three and nine months ended September 30, 2012. The change in gross profit and gross profit as a percentage of related service sales primarily reflects the results of the first three quarters of combined operations of our companies and their differing service margins after the mergers.

     Gross profit from services in the three and nine months ended September 30, 2013 increased as compared to gross profit from services, on a pro forma combined basis for Objet, in the three and nine months ended September 30, 2012. Gross profit as a percentage service revenues in the three and nine months ended September 30, 2013 increased as compared to the three and nine months ended September 30, 2012. The changes in gross profit from services and gross profit as a percentage of related sales primarily reflect strong growth in our customer service maintenance contracts and spare parts sales. In addition, our RedEye paid parts service gross profit and gross profit as a percentage of related sales increased due to growth in sales volume to cover fixed overhead.

Operating Expenses

     The amount of each type of operating expense for the three months ended September 30, 2013 and 2012, as well as the percentage change between such quarterly periods, and total operating expenses as a percentage of our total sales in each such quarterly period, was as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined
	2013	2012	Objet 2012	Change	Change
Research and development, net	$13,514	$4,067	$8,809	232.3%	53.4%
Selling, general & administrative	53,194	14,781	33,291	259.9%	59.8%
	$66,708	$18,848	$42,100	253.9%	58.5%
Percentage of revenues	53.1%	37.9%	46.3%

     The amount of each type of operating expense for the nine months ended September 30, 2013 and 2012, as well as the percentage change between such periods, and total operating expenses as a percentage of our total sales in each such period, was as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined
	2013	2012	Objet 2012	Change	Change
Research and development, net	$34,640	$12,576	$26,714	175.4%	29.7%
Selling, general & administrative	139,184	43,366	103,039	221.0%	35.1%
	$173,824	$55,942	$129,753	210.7%	34.0%
Percentage of revenues	52.8%	38.8%	49.4%

     Research and development expenses for the three and nine months ended September 30, 2013 increased as compared to the GAAP results for the three and nine months ended September 30, 2012. The increase primarily reflects the results of the combined operations of Stratasys, Inc., Objet and MakerBot after the mergers. Research and development expenses for the three and nine months ended September 30, 2013 increased as compared to research and development expenses, on a pro forma combined basis for Objet, for the three and nine months ended September 30, 2012. The increase was primarily driven by increased investment in new product initiatives, an increase in headcount to support these initiatives and the merger with MakerBot. In addition to ongoing MakerBot research and development expenses, we recorded expense of $0.7 million for the MakerBot performance bonus plan.

     Research and development expense as a percentage of sales increased in the three and nine months ended September 30, 2013 as compared to the GAAP results for the three and nine months ended September 30, 2012. This increase reflects our intention to continue to invest in research and development efforts, which focus on enhancing our AM technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, aimed at broadening user applications. The increase was partially offset by an increase in research and development expense reimbursements received in connection with our collaborative agreements discussed in note 8 to our unaudited consolidated financial statements included elsewhere in this Report on Form 6-K.

     Selling, general and administrative expenses for the three and nine months ended September 30, 2013 increased as compared to the GAAP results for the three and nine months ended September 30, 2012. The increase primarily reflects the results of the combined operations of Stratasys, Inc., Objet and MakerBot after the mergers, which included $5.0 million and $12.8 million in stock compensation expense and $3.7 million and $11.2 million in amortization expense related to intangible assets for the three and nine months ended September 30, 2013, respectively. In addition, we recorded expense of $4.1 million to selling, general and administrative expense for the MakerBot performance bonus plan and our assessment of the estimated fair value of MakerBot the earn-out at September 30, 2013.

     Selling, general and administrative expenses for the three months ended September 30, 2013 increased as compared to selling, general and administrative expenses, on a pro forma combined basis for Objet, for the three months ended September 30, 2012. The increase during the three months ended September 30, 2013 was primarily due to significant integration expenses related to the mergers, changes in our product distribution strategy involving independent sales agents, which resulted in increased sales commissions, expenses for strategic and marketing initiatives aimed at increasing our market presence, an increase in administrative expenses and headcount to support our growth, and the merger with MakerBot. In addition to ongoing MakerBot selling, general and administrative expenses, we recorded expense of $4.1 million for MakerBot performance bonus plan and earn-out. Refer to note 2 to our unaudited consolidated financial statements included elsewhere in this Report on Form 6-K.

     Selling, general and administrative expenses for the nine months ended September 30, 2013 increased as compared to selling, general and administrative expenses, on a pro forma combined basis for Objet, for the nine months ended September 30, 2012. In addition to the items discussed above for the three-month period, the increase during the nine months ended September 30, 2013 was due to $11.2 million in amortization expense related to intangible assets as compared to $6.7 million in amortization expense related to intangible assets for the pro forma combined nine months ended September 30, 2012. Of the $11.3 million, amortization related to the MakerBot merger was $1.5 million.

Operating Income (Loss)

     Operating income (loss) and operating income (loss) as a percentage of our total revenues for the three months ended September 30, 2013 and 2012, as well as the percentage change in operating income (loss) between those quarters, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined
	2013	2012	Objet 2012	Change	Change
Operating income (loss)	$(6,116)	$9,109	$985	n/a	n/a

Percentage of revenues	-4.9%	18.3%	1.1%

     Operating income (loss) and operating income (loss) as a percentage of our total revenues for the nine months ended September 30, 2013 and 2012, as well as the percentage change in operating income (loss) between those periods, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined
	2013	2012	Objet 2012	Change	Change
Operating income (loss)	$(25,453)	$22,129	$(10,223)	n/a	n/a

Percentage of revenues	-7.7%	15.4%	-3.9%

     Operating income for the three and nine months ended September 30, 2013 decreased as compared to the GAAP results for the three and nine months ended September 30, 2012. The decrease primarily reflects the results of the combined operations of Stratasys, Inc., Objet and MakerBot after the mergers. The decrease in operating income for the three months ended September 30, 2013 was primarily attributable to expense of $15.8 million from the amortization of intangible assets and acquired deferred revenue adjustments, stock compensation expense of $6.6 million, and expense of $4.8 for the MakerBot performance bonus plan and revaluation of the MakerBot earn-out. The decrease in operating income for the nine months ended September 30, 2013 was primarily attributable to expense of $54.2 million from the amortization of intangible assets and acquired deferred revenue adjustments, stock compensation expense of $17.5 million, and expense of $4.8 for the MakerBot performance bonus plan and MakerBot earn-out.

     Operating loss for the three months ended September 30, 2013 increased as compared to operating income, on a pro forma combined basis for Objet, for the three months ended September 30, 2012. The increase in operating loss was primarily attributable to expense of $15.8 million from the amortization of intangible assets and acquired deferred revenue adjustments and expense of $4.8 for the MakerBot performance bonus plan and MakerBot earn-out for the three months ended September 30, 2013 as compared to amortization expense of $12.1 million from intangible assets and acquired deferred revenue adjustments in the pro forma combined operating income for the three months ended September 30, 2012. The effect of the increase in amortization expense and MakerBot performance bonus plan and earn-out on operating income was partially offset by the increased systems, consumables and service sales discussed above.

     Operating loss for the nine months ended September 30, 2013 increased as compared to operating loss, on a pro forma combined basis for Objet, for the nine months ended September 30, 2012. The increase in operating loss was primarily attributable to expense of $54.2 million from amortization of intangible assets and acquired deferred revenue adjustments and expense of $4.8 for the MakerBot performance bonus plan and revaluation of the MakerBot earn-out for the nine months ended September 30, 2013 as compared to amortization expense of $36.2 million from intangible assets and acquired deferred revenue adjustments in the pro forma combined operating loss for the nine months ended September 30, 2012. The effect of the increase in amortization expense and MakerBot performance bonus plan and earn-out on operating income was partially offset by the increased systems, consumables and service sales discussed above.

Income Taxes (Benefit)

     Income taxes and income taxes as a percentage of net income (loss) before taxes for the three months ended September 30, 2013 and 2012, as well as the percentage change in income taxes between those quarters, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined
	2013	2012	Objet 2012	Change	Change
Income taxes	$80	$4,089	$3,647	-98.0%	-97.8%

As a percent of income
(loss) before income taxes	-1.2%	44.1%	459.9%

     Income taxes (benefit) and income taxes (benefit) as a percentage of net income (loss) before taxes for the nine months ended September 30, 2013 and 2012, as well as the percentage change in income taxes between those periods, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined
	2013	2012	Objet 2012	Change	Change
Income taxes (benefit)	$(337)	$9,924	$8,644	-103.4%	-103.9%

As a percent of income
(loss) before income taxes	1.3%	43.8%	-90.9%

     The Company’s effective tax rate for the three and nine months ended September 30, 2012 was 44.1% and 43.8%, respectively, on the income before GAAP income taxes in those periods. The Company’s effective tax rate has varied significantly since the December 1, 2012 Objet merger due to the lower tax rate in Israel, and changes in mix of income (loss) between the U.S and Israel, as well as the impact of the tax benefit as a result of the realization of the deferred tax liability associated with the amortization of the intangible assets. For the three months ended September 30, 2013 the Company had income tax expense of $80,000 on loss before income taxes of $6.5 million and for the nine months ended September 30, 2013 had income tax benefit of $337,000 on loss before income taxes of$25.3 million.

     During the second quarter of 2013, the Company adjusted its long-term tax rates due to obtaining an approval from the Israeli Tax Authorities under the Approved Enterprise and Privileged Enterprise programs. During the third quarter of 2013, the Company adjusted its long-term tax rates due to recent amendment of the Israeli Income Tax Ordinance, of which the corporate tax rate will be 26.5% commencing on January 1, 2014. As a result, the Company recorded a reduction of approximately $1.2 million and an increase of approximately $0.6 million in its income tax expense associated with the amortization of the intangible assets, for the second and third quarter, respectively.

     On a pro forma combined basis, for the three months ended September 30, 2012 the Company had income tax expense of $3.6 million on income before income taxes of $0.8 million and for the nine months ended September 30, 2012 had income tax expense of $8.6 million on loss before income taxes of $9.5 million. The tax expense was caused primarily by non-deductible stock compensation expenses of $6.5 million and $18.9 million for the three and the nine months ended September 30, 2012, respectively.

Net Income (Loss) Attributable to Stratasys Ltd.

     Net income (loss) and net income (loss) as a percentage of our total revenues for the three months ended September 30, 2013 and 2012, as well as the percentage change in net income (loss) between those periods, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined
	2013	2012	Objet 2012	Change	Change
Net income (loss) attributable to Stratasys Ltd.	$(6,626)	$5,183	$(2,759)	n/a	n/a

Percentage of revenues	-5.3%	10.4%	-3.0%

     Net income (loss) and net income (loss) as a percentage of our total revenues for the nine months ended September 30, 2013 and 2012, as well as the percentage change in net income (loss) between those quarters, were as follows (in thousands):

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined
	2013	2012	Objet 2012	Change	Change
Net income (loss) attributable to Stratasys Ltd.	$(24,962)	$12,723	$(18,057)	n/a	n/a

Percentage of revenues	-7.6%	8.8%	-6.9%

     For the reasons cited previously in this “Operating and Financial Review and Prospects” section, our net income (loss) for the three months ended September 30, 2013 was lower than the prior year period and our net income (loss) for the nine months ended September 30, 2013 was lower than the prior-year period.

Supplemental Operating Results on a Non-GAAP Basis

Results of Operations Data on a Non-GAAP and Pro Forma Combined Non-GAAP Basis

     The following tables set forth certain unaudited historical non-GAAP data for the three and nine months ended September 30, 2013 and unaudited, on a pro forma basis combined including Objet, non-GAAP data for the three and nine months ended September 30, 2012 (in thousands).

	Three months ended September 30,		Nine months ended September 30,
		2012 Pro Forma		2012 Pro Forma
	2013	including	2013	including
	Non-GAAP	Objet Non-GAAP	Non-GAAP	Objet Non-GAAP
Gross profit	$74,134	$54,482	$195,160	$152,637
Operating income	24,231	21,776	66,242	55,790
Net income attributable to Stratasys Ltd.	20,020	16,613	56,165	43,323

     The following table sets forth certain unaudited historical non-GAAP data as a percentage of sales for the three and nine months ended September 30, 2013 and the unaudited pro forma combined non-GAAP data as a percentage of sales for the three and nine months ended September 30, 2012, in each case expressing the data from the immediately preceding table as a percentage of net sales for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
		2012 Pro Forma		2012 Pro Forma
	2013	including	2013	including
	Non-GAAP	Objet Non-GAAP	Non-GAAP	Objet Non-GAAP
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	58.8%	59.9%	59.0%	58.1%
Operating income	19.2%	24.0%	20.0%	21.2%
Net income attributable to Stratasys Ltd.	15.9%	18.3%	17.0%	16.5%

     The foregoing non-GAAP data, which exclude the categories of expenses described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after the mergers, when the exceptional expenses related to mergers, including the change in the earn-out obligation and the performance bonus expense, and to Objet’s proposed initial public offering in 2012, will not recur, and (y) excluding non-cash charges for share-based compensation and amortization of intangible assets, which do not reflect actual cash outlays that impact our liquidity or our financial condition, as assessed by management. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of merger-related, non-cash compensation and other charges, and may not provide a comparable view of our performance to other companies in our industry. The presentation of these non-GAAP measures is not meant to be considered in isolation or as an alternative to any measure of financial performance calculated in accordance with GAAP. A reconciliation of historical and pro forma GAAP to the historical and pro forma non-GAAP results of operations is set forth at the end of the following discussion.

Discussion of Results of Operations on Non-GAAP Basis

Gross Profit

     Gross profit for the three and nine months ended September 30, 2013 and 2012, gross profit as a percentage of revenues, as well as the percentage change, were as follows (in thousands):

	Three months ended September 30,			Nine months ended September 30,
		2012 Pro Forma			2012 Pro Forma
	2013	including		2013	including
	Non-GAAP	Objet Non-GAAP	Change	Non-GAAP	Objet Non-GAAP	Change
Gross profit	$74,134	$54,482	36.1%	$195,160	$152,637	27.9%

Percentage of revenues	58.8%	59.9%		59.0%	58.1%

     Non-GAAP gross profit for the three and nine months ended September 30, 2013 increased as compared to the three and nine months ended September 30, 2012. The increase was primarily attributable to sales growth in systems, consumables and services as well as the merger with MakerBot on August 15, 2013 as discussed above.

     Non-GAAP gross profit as a percentage of sales increased as compared to the nine months ended September 30, 2012, primarily due to increased systems, consumables and service sales volume to cover fixed overhead, a product mix that favored our higher-margin Production series and high-end Design series systems and strong growth in our high-margin consumables sales.

Operating Income

     Operating income and operating income as a percentage of our total revenues for the three and nine months ended September 30, 2013 and 2012, as well as the percentage change in operating income between those periods in the respective years, were as follows (in thousands):

	Three months ended September 30,			Nine months ended September 30,
		2012 Pro Forma			2012 Pro Forma
	2013	including		2013	including
	Non-GAAP	Objet Non-GAAP	Change	Non-GAAP	Objet Non-GAAP	Change
Operating income	$24,231	$21,776	11.3%	$66,242	$55,790	18.7%

Percentage of revenues	19.2%	24.0%		20.0%	21.2%

     Non-GAAP operating income for the three and nine months ended September 30, 2013 increased as compared to operating income, on pro forma combined basis for Objet, for the three and nine months ended September 30, 2012. The increase in operating income was primarily due to the increase in sales and gross profit discussed above. The increase in operating income attributable to sales growth was partially offset by an increase in operating expenses related to research and development initiatives, changes in our product distribution strategy involving independent sales agents, which resulted in increased sales commissions, expenses for strategic initiatives to increase our market presence by intensifying marketing efforts and an increase in administrative expenses and headcount to support our growth. The decrease in operating income as a percentage of sales in the three and nine months ended September 30, 2013 as compared to the prior year reflects our commitment to invest in strategic initiatives in order to support our long-term growth.

Net Income Attributable to Stratasys Ltd.

     Net income and net income as a percentage of our total revenues for the three and nine months ended September 30, 2013 and 2012, as well as the percentage change in net income between those periods in the respective years, were as follows:

	Three months ended September 30,			Nine months ended September 30,
		2012 Pro Forma			2012 Pro Forma
	2013	including		2013	including
	Non-GAAP	Objet Non-GAAP	Change	Non-GAAP	Objet Non-GAAP	Change
Net income attributable to Stratasys Ltd.	$20,020	$16,613	20.5%	$56,165	$43,323	29.6%

Percentage of revenues	15.9%	18.3%		17.0%	16.5%

     Non-GAAP net income for the three and nine months ended September 30, 2013 increased as compared to non-GAAP net income, on a pro forma combined basis for Objet, for the three and nine months ended September 30, 2012. In addition to the factors discussed above, net income increased as compared to the third quarter of the prior year due to a decrease in the effective tax rate in Israel as a result of our tax benefits granted under the “Approved Enterprise” and “Privileged Enterprise” status. A significant portion of our income after the December 1, 2012 Objet merger date will be taxed in Israel. We expect to realize significant tax savings based on the determination that some of our industrial projects have been granted “Approved Enterprise” and “Privileged Enterprise” status, which provide certain benefits, including tax exemptions for undistributed income and reduced tax rates. In addition, we are a Foreign Investors Company and Industrial Company as defined by the Israeli Investment Law, which entitles us to further reductions in the tax rate normally applicable to Approved Enterprises and Privileged Enterprises, depending on the level of foreign ownership, and certain tax benefits, including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

     The entitlement to the above benefits is conditional upon our fulfilling the conditions stipulated by the Investment Law and related regulations. Should we fail to meet such requirements in the future, income attributable to our Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and we could be required to refund a portion of the tax benefits already received with respect to such programs.

     For additional information relating to the Israeli tax benefits that we expect to receive, please refer to “Israeli Tax Considerations and Government Programs” in Item 4.B of our annual report on Form 20-F for the year ended December 31, 2012.

Reconciliation of GAAP and Pro Forma GAAP to Non-GAAP Results of Operations

For the three months ended September 30, (in thousands)

					2012		2012 Pro Forma
			Non-GAAP	2013	Pro Forma	Non-GAAP	including
		2013	Adjustments	Non-GAAP	including Objet	Adjustments	Objet Non-GAAP
	Gross profit (1)	$60,592	$13,542	$74,134	$43,085	$11,397	$54,482
	Operating income (loss) (1,2)	(6,116)	30,347	24,231	985	20,791	21,776
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(6,626)	26,646	20,020	(2,759)	19,372	16,613

(1)	Acquired intangible assets
	amortization expense		11,579			10,260
	Deferred revenue and inventory
	purchase price adjustments		1,107			-
	Non-cash stock-based compensation
	expense		793			627
	Merger related expense		63			510
			13,542			11,397

(2)	Acquired intangible assets
	amortization expense		3,838			2,375
	Non-cash stock-based compensation
	expense		5,819			6,690
	Earn-out obligation and performance
	bonus expense		4,801			-
	Merger related expense		2,347			329
			16,805			9,394
			30,347			20,791

(3)	Tax expense related to adjustments		(3,640)			(1,419)
	Other		(61)
			$26,646			$19,372

For the nine months ended September 30, (in thousands)

					2012		2012 Pro Forma
			Non-GAAP	2013	Pro Forma	Non-GAAP	including
		2013	Adjustments	Non-GAAP	including Objet	Adjustments	Objet Non-GAAP
	Gross profit (1)	$148,371	$46,789	$195,160	$119,530	$33,107	$152,637
	Operating income (loss) (1,2)	(25,453)	91,695	66,242	(10,223)	66,013	55,790
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(24,962)	81,127	56,165	(18,057)	61,380	43,323

(1)	Acquired intangible assets
	amortization expense		42,121			30,779
	Deferred revenue and inventory
	purchase price adjustments		2,321			-
	Non-cash stock-based compensation
	expense		2,059			1,818
	Merger related expense		288			510
			46,789			33,107

(2)	Acquired intangible assets
	amortization expense		11,724			7,125
	Backlog purchase price adjustments		3,034			-
	Non-cash stock-based compensation
	expense		15,403			19,014
	Earn-out obligation and performance
	bonus expense		4,801			-
	Merger related expense		9,944			6,767
			44,906			32,906
			91,695			66,013

(3)	Tax expense related to adjustments		(10,442)			(4,633)
	Other		(126)
			$81,127			$61,380

Liquidity and Capital Resources

     A summary of our statement of cash flows for the nine months ended September 30, 2013 and 2012 is as follows (in thousands):

	2013	2012
Net income (loss)	$(24,916)	$12,723
Depreciation and amortization	66,421	8,962
Deferred income taxes	(16,875)	-
Stock-based compensation	17,463	1,897
Excess tax benefit from stock options	(1,962)	(2,307)
Change in earn-out obligation	1,607	-
Other non-cash items	(656)	2
Change in working capital and other	(24,668)	(18,967)
Net cash provided by operating and other activities	16,414	2,310
Net cash from used in investing activities	(210,325)	(455)
Net cash provided by financing activities	474,908	5,925
Effect of exchange rate changes on cash	67	28
Net change in cash and cash equivalents	281,064	7,808
Cash and cash equivalents, beginning of period	133,826	20,092
Cash and cash equivalents, end of period	$414,890	$27,900

     Our cash and cash equivalents balance increased to $414.9 million at September 30, 2013 from $133.8 million at December 31, 2012. The increase was primarily due to the net proceeds of $462.9 million from the sale of 5,175,000 of our ordinary shares, which closed on September 18, 2013. Cash also increased due to $12.0 million of additional cash provided by financing activities, which primarily reflected the proceeds from the exercise of stock options. These increases were offset by the $210.3 million used in investing activities, which primarily reflected the increase of $179.9 million in short-term bank deposits and the acquisition of $20.6 million of property and equipment.

Cash flow from operating activities

     We generated cash from operating activities of $16.4 million during the nine months ended September 30, 2013. The net loss of $24.9 million was favorably adjusted due to non-cash charges in depreciation and amortization, the change in the earn-out obligations and a stock-based compensation expense. Non-cash charges that unfavorably affected cash from operating activities were the deferred tax benefit and excess tax benefit from stock option exercises. Changes in working capital using cash from operations included a $21.5 million increase in accounts receivable due to strong order flow and the mergers and an increase in inventory of $15.6 million in anticipation of strong order flow expected as a result of the mergers. In addition, a decrease in accounts payable, primarily driven by an overall increase in operating expenses and timing of payments for merger-related expenses, resulted in cash used in operating activities of $3.2 million. Changes in working capital providing cash from operations included a $6.7 million increase in unearned revenues and a $5.0 million increase in non-current liabilities.

     We generated cash from operating activities during the nine months ended September 30, 2012, primarily driven by net income. Net income was favorably adjusted due to non-cash charges in depreciation and amortization and a stock-based compensation expense. Non-cash charges that unfavorably affected cash provided by operating activities were related to the excess tax benefits on stock option exercises. Changes in working capital using cash from operations included a $9.6 million increase in accounts receivable due to strong order flow and a $2.7 million increase in receivables from sales-type leases reflecting strong sales growth and continued success of our leasing program. These strong sales also contributed to changes in working capital using cash from operations of $12.5 million due to increases inventories. Changes in working capital providing cash from operations included a $4.6 million increase in accounts payables and other current liabilities and a $0.3 million increase in unearned revenues.

Cash flow from investing activities

     Our investing activities used cash in the nine months ended September 30, 2013 and 2012.

     Property and equipment acquisitions, net of sales, totaled $20.6 million and $7.5 million in the nine months ended September 30, 2013 and 2012, respectively. Our principal property and equipment acquisitions were for manufacturing or engineering development equipment, tooling, property, leasehold improvements and the acquisition of computer systems and software applications.

     In the nine months ended September 30, 2013, $179.9 million was used by the increase in short-term bank deposits. In the nine months ended September 30, 2012, proceeds from the sale and maturity of investments and redemption of short-term bank deposits were $8.9 million, net of the purchasing of investments.

Cash flow from financing activities

     On September 18, 2013, we completed the offering of 5,175,000 of our ordinary shares and received net proceeds of $462.9 million. Proceeds from the exercise of stock options and the related excess tax benefit provided cash of $12.0 million and $5.9 million in the nine months ended September 30, 2013 and 2012, respectively.

Capital resources and capital expenditures

     Our total current assets amounted to $832.5 million at September 30, 2013, most of which consisted of cash and cash equivalents, short-term bank deposits, accounts receivable, and inventories. Total current liabilities amounted to $123 million. Cash and cash equivalents are primarily held in banks in Israel, Switzerland and the U.S., with only minor amounts subject to any restrictions on movement of balances within the Company and our subsidiaries. We also expect to enter into a five-year, unsecured $250 million revolving credit facility. The credit facility would require us to maintain certain financial ratios and would contain other events of default and covenants that limit various actions, which are customary for credit facilities of this nature. We believe that we will have adequate cash and cash generated from operating activities to fund our ongoing operations for the next 12 months. We may make investments in fixed assets, process improvements, information technology, or IT, and human resource development activities that will be required for future growth. We estimate that we will spend between approximately $35.0 million and $45.0 million in 2013 for property and equipment.

     The initial MakerBot merger consideration was in the form of issuance of our ordinary shares. MakerBot stakeholders are eligible for performance based earn-out and bonus payments up to an aggregate of 2.38 million shares. The value of any shares earned will be equal to the price of Stratasys ordinary shares on the date the amount of shares is determined. For example, had the maximum of 2.38 million shares been earned, and based on the Company share price the value would have been $245.4 million in aggregate for the earn-out and for the bonus. The earn-out and bonus payments, if earned, will be made in issuance of our stock or in cash, or a combination thereof, at our discretion.

     As part of our business strategy, we plan to consider and, as appropriate, make acquisitions of other businesses, products, product rights or technologies. Our cash reserves and other liquid assets may be inadequate to consummate such acquisitions and it may be necessary for us to issue shares or raise substantial additional funds in the future to complete future transactions. In addition, as a result of our acquisition efforts, we are likely to experience significant charges to earnings and significant cash outflows for mergers and related expenses (whether or not our efforts are successful) that may include transaction costs, closure costs or costs of restructuring activities.

Critical Accounting Policies

     We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2012. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

     With the acquisition of MakerBot, we have an additional critical accounting policy due to the acquisition-related contingent consideration earn-out and the performance bonus plan that is based on the same earn-out criteria, as follows:

     The earn-out obligation for the MakerBot merger was initially recognized at fair value and will be re-measured at each reporting period. The estimates of fair value contain uncertainties as they involve projections of the level of achievement of financial metrics in future periods and assumed discount rates. The accrual for the performance bonus plan expense is based on the same projections of the level of achievement of financial metrics. The earn-out and bonus payments can range from between zero to $122.7 million each (based on the Company’s share price). A change in our projections could likely result in a material impact on our results of operations.

     Also, as an update to our critical accounting policy for goodwill, during the third quarter of 2013, the Company changed its annual goodwill impairment testing date from December 31 to October 1 of each year. This change ensures the completion of the annual goodwill impairment test prior to the end of the annual reporting period, thereby aligning impairment testing procedures with year-end financial reporting. Accordingly, management considers this accounting change preferable. This change does not accelerate, delay, avoid, or cause an impairment charge, nor does this change result in adjustments to previously issued financial statements. At October 1, 2013, the Company performed the qualitative test for goodwill, based on the reporting units to which the goodwill is allocated and concluded that it is more likely than not that the fair value of the reporting units exceeds its carrying value. Therefore, the Company did not continue to perform the two-step impairment test. Based on the Company’s assessment as of October 1, 2013 no goodwill was determined to be impaired.

Forward-looking Statements and Factors That May Affect Future Results of Operations

     Certain information included in or incorporated by reference into this Form 6-K may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

     These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives..

     You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our security holders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

  our ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger;

  the overall global economic environment;

  the impact of competition and new technologies;

  general market, political and economic conditions in the countries in which we operate;

  projected capital expenditures and liquidity;

  changes in our strategy;

  government regulations and approvals;

  changes in customers’ budgeting priorities;

  litigation and regulatory proceedings; and

  those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the
  Company”, and Item 5 “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012, as well as in that annual report generally.

     Readers are urged to carefully review and consider the various disclosures made throughout this Form 6-K, in our Annual Report on Form 20-F for the year ended December 31, 2012, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISK

     Reference is made to "Quantitative and Qualitative Disclosures About Market Risk" (Item 11) in our Annual Report on Form 20-F for the year ended December 31, 2012.

LEGAL PROCEEDINGS

     We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to the Company, see "Contingencies," note 10 to our unaudited consolidated financial statements included elsewhere in this Report on Form 6-K.